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VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

                 Erin Jaskot

                 Abe Friedman

                 Joel Parker

Re:	Life Time Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted June 28, 2021
CIK No. 0001869198

Ladies and Gentlemen:

On behalf of our client, Life Time Group Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are transmitting this letter setting forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 27, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted by the Company on June 28, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (collectively, the “Registration Statement”), which has been revised to address the Staff’s comments.

The bold and numbered paragraphs below set forth the comments of the Staff from the Comment Letter together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

August 6, 2021

Registration Statement on Form S-1 Filed June 28, 2021

Who We Are, page 1

1.

We note your disclosure that you had 1.3 million members as of May 31, 2021. Please revise to define who is included within this group. In this regard, we note that the metric differs from your membership numbers disclosed elsewhere in the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 61 and 90 of Amendment No. 1 accordingly.

Our Transformation Under Private Ownership Since 2015, page 3

2.

We note that in connection with your going private transaction in 2015 the company incurred a substantial amount of debt and has significant debt service obligations. Please revise to balance the discussion with the company’s substantial debt and debt service obligations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 92 of Amendment No. 1 accordingly.

3.

We note your disclosure that new center return on invested capital has grown to mid-to-upper thirties, more than double historical levels. Please advise if this metric includes your financial performance in 2020 and 2021 to date.

Response: In response to the Staff’s comment, the Company notes that its disclosure regarding new center return on invested capital in the Draft Registration Statement did not include 2020 and 2021, given the impact of COVID-19 on the Company’s business. In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 9, 92, 98 and 114 of Amendment No. 1 to note that it seeks to achieve a mid-to-upper thirties percent return on invested capital with respect to new centers, which is based on returns for the Company’s new centers since 2015 before the impact of COVID-19.

Impact of COVID-19 on Our Financial Performance, page 4

4.

We note that this section focuses on the number of closed centers, construction of new centers and center membership. The COVID-19 pandemic appears to have had a significant impact on your revenue, both center revenues and other revenues, and led to significant net losses for both 2020 and the first quarter of 2021. Please revise this section to discuss in greater detail the impact the COVID-19 pandemic had on your business and operations and any material trends, especially in light of the continuing pandemic and continual emergence of new variants. Please also revise this section to provide information for digital on-hold memberships as this metric appears directly related to the COVID-19 pandemic and understanding changes in the company’s membership categories. In this regard, we note that this section only discusses center memberships.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 6, 93, 94 and 95 of Amendment No. 1 accordingly.

August 6, 2021

Large and growing industry opportunity, page 5

5.	We note the inclusion of global industry statistics. Given the company’s predominant U.S. based operations, please explain the relevance of the industry data for a global market.

Response: Although the Company is currently predominantly based in the United States, the Company respectfully advises the Staff that it also has operations in Canada and believes that it has meaningful opportunity to expand its physical and digital operations internationally. As such, the Company believes the industry data for a global market is relevant to its business going forward. In addition, while the Company does not believe that comparable third-party standalone industry statistics are available for only the U.S. market, the Company believes that the U.S. market represents approximately 20% of the overall global market and has revised its disclosure on pages 7 and 96 of Amendment No. 1 accordingly to include its estimate of the U.S. market size, in addition to disclosing the size of the global market.

Our Majority Stockholders, page 13

6.	Please revise to quantify the voting power which LGP and TPG will control post-offering. Please also revise the associated risk factor on page 42.

Response: The Company respectfully advises the Staff that it has not yet determined the number of shares to be offered in its initial offering, and as a result, it is not able to quantify the voting power which LGP, TPG and certain of its other large investors, who together will comprise the Voting Group (as defined in the Registration Statement) and who are expected to be party to the New Stockholders’ Agreement (as defined below), will control post-offering at this time. The Company has revised the disclosure on pages 15 and 44 of Amendment No. 1 to include a placeholder for such information to be included in an amendment to the Registration Statement once such numbers are calculable.

Summary Historical Consolidated Financial Information Other financial data (unaudited), page 18

7.

We note you include your non-GAAP measures of “Four-wall center EBITDAR margin” and “Adjusted EBITDA margin,” in your tabular presentation of Summary Historical Consolidated Financial Information without providing the comparable GAAP measure(s) within equal or greater prominence. Please revise to include the comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 1 accordingly in order to include the comparable GAAP measures in addition to the non-GAAP measures.

August 6, 2021

Adjusted EBITDA, page 20

8.	We note the following in regards to your presentation and reconciliation of your non-GAAP measure of “Adjusted EBITDA”:

•

Your reconciliation excludes “Pre-opening expenses” which appears to be a core part of the Company’s operating plan of growing new centers, as well as payments related to non-working payroll and health care coverage. It appears these are normal, recurring cash operating expenses necessary for your core operations. Please tell us your consideration of Question 100.01 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, or revise accordingly.

•

Please tell us how you concluded that excluding “Non-cash rent expense” does not represent a tailored accounting principle. Refer to Question 100.04 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response:

(a) Exclusion of Pre-Opening Expenses

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered Question 100.01 of the Staff’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and, for the reasons described below, believes that the exclusion of “pre-opening expenses” from the Company’s calculation of Adjusted EBITDA is appropriate and not misleading.

The Company believes that the exclusion of pre-opening expenses from its calculation of Adjusted EBITDA provides investors with a useful measure of comparability of the Company’s performance across financial periods, as well as comparability of the Company’s performance to the performance of its peers, due to the fluctuating and inconsistent amount of pre-opening expenses incurred during any specific period. Although pre-opening expenses are a component of the Company’s operating expenses, the Company does not consider these expenses when assessing its consolidated performance because these expenses are incurred prior to the commencement of operations at a center and are not indicative of how the Company’s management views the operating results of either an individual center or the business as a whole.

As shown in the Company’s Adjusted EBITDA reconciliation tables included on pages 21 and 69 of Amendment No. 1, and described in the accompanying footnotes, the Company’s pre-opening expenses have historically varied significantly and meaningfully from period to period as a result of various factors, including the number of centers opened during such period. At times, the Company’s pre-opening expenses have fluctuated by more than 600% quarter over quarter, and more than 100% year over year. See page 69 of Amendment No. 1. As a result, the Company believes that presenting pre-opening expenses as a reconciling item to Adjusted EBITDA provides users with a more consistent representation of the Company’s performance over time and provides investors and analysts with a more consistent metric when comparing the Company’s operating results to its peers. The Company further advises the Staff that it believes its exclusion of pre-opening expenses is generally consistent with the presentation of Adjusted EBITDA, including the exclusion of pre-opening expenses, of other companies with similar business models.

(b) Exclusion of payments related to non-working payroll and health care coverage

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered Question 100.01 of the Staff’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and, for the reasons described below, believes that the exclusion of payments related to non-working payroll and health care coverage from the Company’s calculation of Adjusted EBITDA is appropriate and not misleading.

August 6, 2021

The Company respectfully advises the Staff that the payments related to non-working payroll and health care coverage were non-recurring costs incurred as a result of the COVID-19 pandemic and are not expected to be incurred by the Company during future periods. In particular, the Company respectfully advises the Staff that during the COVID-19 pandemic, the Company paid for the employee portion of health care coverage, which costs have historically been paid by employees, and the Company does not expect to pay for such costs during future periods. Similarly, the Company made payments for emergency leave and non-working payroll, severance and charitable contributions to support its employees who were directly impacted by COVID-19. In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 69 of Amendment No. 1 to clarify that such adjustments were non-recurring costs incurred as a result of the COVID-19 pandemic and they are not expected to be incurred by the Company during future periods.

(c) Exclusion of “Non-cash rent expense”

The Company acknowledges the Staff’s comment regarding the exclusion of “Non-cash rent expense” from its presentation of Adjusted EBITDA and respectfully advises the Staff that the Company (i) presents in its consolidated financial statements information prepared in accordance with U.S. GAAP relating to the Company’s net income (loss), (ii) provides detailed MD&A narrative and tabular disclosure regarding the Company’s net income (loss), in accordance with the SEC’s guidance, and (iii) presents a fulsome reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure. The Company has carefully considered the guidance in Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and for the reasons provided below, respectfully submits that the exclusion of “Non-cash rent expense” from its presentation of Adjusted EBITDA is consistent with the Staff’s guidance and does not represent a “tailored accounting principle.” The Company believes that its exclusion of “Non-cash rent expense” from Adjusted EBITDA allows investors to more accurately and consistently assess the Company’s performance relative to its peers and the Company’s presentation of net income (loss) in the Registration Statement.

Non-cash rent expense is a component of total rent expense, which is presented as part of total operating expenses in the Company’s consolidated statements of operations presented in accordance with GAAP, which the Company reviews as a component of its financial statements. In addition, the Company advises the Staff that when reviewing the Company’s financial performance on a consolidated basis, the Company’s management also evaluates its performance excluding non-cash rent from its net income (loss) because non-cash rent does not represent a cash impact to the Company’s performance and is instead a result of financing and leasing decisions made by the Company for material assets, which are primarily the Company’s centers. The Company’s centers include a mix of owned and leased centers. The Company’s owned centers are depreciated over their useful lives, and the expense is reported as a component of depreciation and amortization in the Company’s consolidated statements of operations. Rather than a “tailored accounting principle,” the Company views the exclusion of non-cash rent for its leased centers similar to the exclusion of depreciation and amortization for its owned centers. By excluding the non-cash cash expense related to leased centers and depreciation and amortization for owned centers from Adjusted EBITDA, the Company believes that it is able to present a more accurate and consistent measurement of the Company’s performance and cash flows without regard to the non-cash impact of center financing decisions. In addition, the Company respectfully notes that “Non-cash rent expense” is commonly excluded from the presentation and reconciliation of Adjusted EBITDA by other companies with similar business models in order to allow investors to more accurately compare such companies’ results of operations to other companies in an industry.

August 6, 2021

The Company advises the Staff that it includes detailed information regarding its net income (loss) within the Company’s audited and unaudited consolidated financial statements as well as within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement. As a result, the Company does not believe that these adjustments to its presentation of Adjusted EBITDA result in individually tailored recognition and measurement methods, particularly when taken together with the information prepared in accordance with U.S. GAAP that accompanies such presentation of Adjusted EBITDA and the related explanation of the Company’s non-GAAP measures under “Non-GAAP Financial Measures” in the Registration Statement.

The Company respectfully submits that its presentation of Adjusted EBITDA complies with Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Four-wall center EBITDAR, page 20

9.	We note the following in regards to your presentation and reconciliation of your non-GAAP measure of “Four-wall center EBITDAR”:

•

In your description of this measure on page 19, you note the amounts presented are exclusive of rent. Center rent would appear to be a normal, recurring, cash operating expense necessary to operate your business. Accordingly, this exclusion does not appear to comply with Question 100.01 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI´s”). Please revise your computation accordingly.

•

In your description of this measure on page v, you describe “Four-wall center EBITDAR” as a measure of your center’s operating performance. Please tell us why you believe reconciling this measure to “Center Revenue” to be appropriate, or revise accordingly to reconcile to the most comparable GAAP performance measure.

•	Please tell us why you believe it is appropriate to exclude the performance of centers that have been open for less than 13 months from your non-GAAP performance measure.

•

We note your measure excludes certain corporate costs that are integral to the operations of your centers. Please include additional language on the limitation of the measure to emphasize that it excludes costs that are necessary to support the operations of your centers.

Response: In response to the Staff’s comment, while the Company believes that the presentation of “Four-wall center EBITDAR” provides useful information to investors to compare center operating performance over time, the Company has removed references to “Four-wall center EBITDAR” throughout Amendment No. 1. The Company notes that it has included a presentation of Adjusted EBITDAR for the entire Company, which has been reconciled to “Net income (loss)” on pages 23 and 69-70 of Amendment No. 1. Unlike the presentation of “Four-wall center EBITDAR”, the presentation of Adjusted EBITDAR does not exclude the performance of centers that have been open for less than 13 months and does not exclude corporate costs, as it looks at the Company’s consolidated business.

August 6, 2021

The Company believes that the presentation of Adjusted EBITDAR is meaningful and beneficial to investors because it eliminates the impact of rent expense on the business and allows comparability of the operational performance of the Company over time without regard to financing decisions made with respect to a center, including whether to own or lease a center, capital deployment, capital raising through sale-leaseback transactions, leasing arrangements and financing costs related to the underlying site. As discussed on page 91 of the Draft Registration Statement, over the last five years, the Company has shifted to an “asset-light” model through sale-leaseback transactions and more flexible center formats that impact the Company’s rent expense in any given period depending on the financing decision made with respect to such sites (or changes to existing sites). Approximately 58% of the Company’s centers are leased, and the Company reports the related rent expense associated with these centers as a separate component in its consolidated statements of operations. The Company’s owned centers do not incur center rent expenses. These owned centers are depreciated over their useful lives, and the expense is reported as a component of depreciation and amortization in the Company’s consolidated statements of operations. Because the Company’s portfolio of centers includes a mix of leased and owned centers, the Company believes that Adjusted EBITDAR allows investors to more accurately compare the Company’s performance period over period.

As a result, while the Company presents “Net income (loss)” with equal or greater prominence and reconciles Adjusted EBITDAR to “Net income (loss)”, it believes that also presenting Adjusted EBITDAR allows investors the ability to compare results across periods without regards to the financing decision made with respect to any given site. The Company has revised its disclosure on pages iv and v of Amendment No. 1 in order to explain why it believes the presentation of Adjusted EBITDAR is useful to investors in helping to understand the performance of the business over time.

COVID-19 has had and may continue to have a significant negative effect on our business, page 23

10.

Please revise to discuss here, and elsewhere as appropriate, the number of center memberships that were cancelled versus those that were put on hold. Please also discuss, to the extent material, any material trends or changes in membership dues versus in-center revenue as a percentage of your total revenue. In this regard, we note your disclosure on page 62 that in-center revenue as a percentage of total revenue has decreased and was 28.5% for the most recent quarter down from 34% year-over-year.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 25, 66 and 94 of Amendment No. 1 accordingly. The Company respectfully advises the Staff that it believes the statistics provided on the changes in Center memberships and Digital On-hold memberships between June 30, 2021 and March 31, 2020 provide the requested information on the number of center memberships that were cancelled versus those that were put on hold. The Company also respectfully notes the inclusion of a new graphic on pages 6 and 95 of Amendment No. 1 to more clearly illustrate the changes in these memberships over time.

Our substantial indebtedness and other obligations could adversely affect our financial condition, page 32

11.	Please revise to quantify your current debt service obligations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34 of Amendment No. 1 accordingly.

August 6, 2021

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for c, page 48

12.

We note that your amended and restated certificate of incorporation will include an exclusive forum provision which will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise the prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please also revise the Exclusive Venue section on page 159 accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 167 of Amendment No. 1 accordingly.

Use of Proceeds, page 53

13.

Please revise the first paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Additionally, we note that you intend to repay certain indebtedness. Please revise to describe the indebtedness to include its interest rate and maturity. Refer to Item 504 of Regulation S-K and Instruction 4 thereto.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 55 of Amendment No. 1 accordingly.

Non-GAAP Measurements and Key Performance Indicators, page 62

14.

We note you highlight various non-GAAP performance metrics and key performance indicators as ways in which you assess the performance of your business and allocate resources. Where presenting and highlighting non-GAAP measures and margins, please present the comparable GAAP measure(s) with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response: The Company has considered Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures and, in response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 64 of Amendment No. 1 accordingly.

August 6, 2021

Operations, page 64

15.

To better understand the impact to your 2020 results and the subsequent reopening of centers impacting your 3/31/21 interim results, please provide the number of centers that were open as of 12/31/2020. To the extent that providing the number of centers open during various intervals of 2020 would provide additional context into your 2020 decline in results, please consider providing this information as well.

•	Response: In response to the Staff’s comment, the Company has revised its disclosure on page 66 of Amendment No. 1 accordingly.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020, page 70

16.

Please revise your discussion to address the specific underlying factors contributing to the period over period change in Center operations expenses and General, administrative and marketing expenses. Instances where you identify multiple contributing factors for a change in a specific line item, please quantify each material factor to allow investors to assess the significance of each contributing factor. Refer to Item 303(a) of Regulation S K and Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 72, 74, 76 and 78 of Amendment No. 1 accordingly.

Life Time Athletic Events, page 103

17.	Please revise this section to discuss the status of your athletic events in 2020 and 2021 and your plans and intentions for the remainder of 2021.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 111 of Amendment No. 1 accordingly.

Digital Memberships, page 105

18.	Please revise to quantify the number of current digital memberships.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as of June 30, 2021, the Company had 2,530 digital memberships, which comprised approximately 0.3% of the Company’s total memberships. While the Company believes in the power of delivering high-quality experiences through an omni-channel physical and digital ecosystem, the Company is in the early stages of a direct-to-consumer digital-only experience. The Company respectfully advises the Staff that it does not intend to include the number of current digital memberships in the Registration Statement as it does not believe this information is currently material for a potential stockholder of the Company.

Principal Stockholders, page 150

19.	Please refer to footnote (5). Please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 159 of Amendment No. 1 accordingly.

August 6, 2021

Related Party Secured Loan, page 155

20.

Please revise to clarify the number of Series A Preferred Stock which were issued in the loan conversion. Please also revise to clarify the number of common stock which will be issued in connection with the Series A Preferred Stock conversion in connection with the offering and explain the conversion formula.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 162 of Amendment No. 1 accordingly. The Company respectfully advises the Staff that it is not yet able to quantify the number of shares of common stock which will be issued in connection with the Series A Preferred Stock conversion in connection with the offering. The Company has revised the disclosure on page 162 of Amendment No. 1 to include a placeholder for such information to be included in an amendment to the Registration Statement once such numbers are calculable.

Stockholders Agreement, page 156

21.

Please revise to summarize the Stockholders Agreement in greater detail, including any provisions related to the management and corporate governance of the company going forward. Refer to Item 404(a)(6) of Regulation S-K. Additionally, we note that the Stockholders Agreement will be amended and restated in connection with the offering. Please summarize the new agreement in a similar manner.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the provisions in its current Stockholders’ Agreement (the “Prior Stockholders’ Agreement”) related to the management and corporate governance of the Company will automatically terminate upon the consummation of this offering by the terms of the Existing Stockholders’ Agreement. Given that these management and corporate governance-related provisions will no longer be applicable following this offering, the Company does not believe that it would be meaningful to investors to include a summary of such provisions in the Registration Statement.

As disclosed in the Registration Statement, the Company intends to amend and restate the Existing Stockholders’ Agreement (as amended and restated, the “Stockholders’ Agreement”) in order to provide for certain board nomination rights and other provisions relating to the management and corporate governance of the Company going forward as a public company. The Company will include a more fulsome summary of the provisions of the New Stockholders’ Agreement in an amendment to the Registration Statement once such agreement has been finalized and prior to effectiveness of the Registration Statement.

Notes to Consolidated Financial Statements 6. Revenue, page F-26

22.

We note you provide disaggregated revenue by revenue stream and timing associated with the revenue recognized. Please tell us your consideration of further disaggregating revenue, such as by nature of delivery (In-center Membership vs Digital On-hold) or by type of fee (Enrollment Fees vs Membership Dues). Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 91.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the current revenue disclosure meets the requirements of ASC 606-10-50-5 and ASC 606-1055-89 through 91, as described in further detail below.

August 6, 2021

As it relates to ASC 606-10-55-89, the Company has reviewed the guidance and believes that the current level of its revenue disaggregation adequately depicts the nature, amount, timing and uncertainty of their revenue and related cash flow. The Company has two material sources of revenue – (1) membership dues and enrollment fees and (2) revenue generated from the Company’s members within its centers, which the Company refers to as in-center revenue. For the years ending 2019 and 2020, these two revenue sources accounted for approximately 97% and 98% of the Company’s total revenue, respectively, with membership dues and enrollment fees accounting for approximately 64% and 69% of the Company’s total revenue, respectively. Membership dues are collected from members on or about the first of each month and allow members to use the center(s) for the month in which dues are collected. Revenue from membership dues is recorded over the period for which the member has access to the center(s), and enrollment fees (and the related costs) are deferred and recognized over the average life of the membership. In-center revenues relate to goods and services purchased by the Company’s members and are generally consumed in a similar manner – for instance, goods consumed at a point in time (i.e., retail sales) or services which are earned over time as the service is rendered (i.e., various fitness services).

The Company does not believe that any further disaggregation of membership dues and enrollment fees by nature of delivery (for instance, In-center Membership vs Digital On-hold) is required, as the amount of the Company’s revenue generated from Digital On-Hold memberships is immaterial. For the years ending December 31, 2019 and 2020, revenue from the Company’s center access membership dues (excluding Digital On-hold) accounted for approximately 98.4% and 98.5% of the Company’s total membership dues revenue, respectively. In addition, the Company does not believe that further disaggregation of membership dues and enrollment fees by type of fee (Enrollment Fees vs. Membership Dues) is required. Such fees are similar in nature, as both payments are for center access, and the amount of the Company’s revenue generated from enrollment fees is immaterial. For the years ending December 31, 2019 and 2020, enrollment fees accounted for only 0.8% and 1.4% of the Company’s total revenue, respectively.

The Company also evaluated the factors in ASC 606-10-55-89 through ASC 606-10-55-91 and believes that no further disaggregation of its revenue based on such guidance is required, as the Company’s current disclosure accounts for the major types of the Company’s revenue (i.e., membership dues and enrollment fees and in-center revenue) and the timing related to the transfer of goods and services. The Company further notes that there is no discernable or material difference in its membership base or type of customer (i.e., governmental vs. non-governmental). The Company’s membership contracts are on a month-to-month basis and nearly all of the Company’s deferred contract amounts with customers are short-term in nature.

As described above, the Company believes that its current presentation and disaggregation of its revenue is consistent with ASC 606-10-50-5 and ASC 606-1055-89 through 91 and that no additional disaggregation of the Company’s revenue is required.

August 6, 2021

10. Stockholders’ Equity Share-Based Compensation, page F-42

23.

Please clarify if your stock options outstanding will vest upon completion of your initial public offering. If so, please disclose the amount of compensation expense you will be required to recognize in connection with the planned public offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-44, F-47, F-82, F-83 and F-84 of Amendment No. 1 accordingly. The Company respectfully advises the Staff that it also discusses the expected vesting of its stock options on page 67 of Amendment No. 1.

Notes to Unaudited Condensed Consolidated Financial Statements 5. Revenue, page F-63

24.

We note your disclosure of your contract liabilities as of “March 31, 2020 and 2021 were $93.3 million and $36.6 million, respectively.” In the following paragraph, the contract liabilities that will be recognized within one year “at March, 31, 2020 and 2021 was $101.5 million and $39.4 million,” the current deferred liabilities disclosed exceeds the total contract liabilities disclosed and does not agree with the deferred revenue recorded as current liabilities on your Balance Sheets. Please advise, or revise accordingly.

Response: The Company respectfully advises the Staff that it has replaced the financial information referenced in the Staff’s comment with financial information for the six months ended June 30, 2020 and 2021, and as a result, this comment is no longer applicable.

Index to Exhibits , page II-4

25.

Please file the company’s articles of incorporation and bylaws as currently in effect. Please also file the Stockholders Agreement that will be in effect following the offering, or advise why such filing is not required. Refer to Item 601(b)(10)(ii)(A) of Regulation S K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not intend to file as exhibits to the Registration Statement the Company’s certificate of incorporation or bylaws as currently in effect because upon the consummation of the offering, the Company’s certificate of incorporation and bylaws will be amended as provided in the forms that will be filed as Exhibits 3.1 and 3.2 to the Registration Statement. Consequently, the current versions of the Company’s certificate of incorporation and bylaws are not relevant to an investment in the Company’s common stock in the offering. The Company will file the forms of its amended and restated certificate of incorporation and bylaws as exhibits to an amendment to the Registration Statement prior to effectiveness of the Registration Statement.

Additionally, the Company will file the New Stockholders’ Agreement as an exhibit to an amendment to the Registration Statement once such agreement has been finalized and prior to effectiveness of the Registration Statement.

General

26.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

August 6, 2021

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that as of the date of this letter, no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf. The Company undertakes that if any written communications, as defined in Rule 405 under the Securities Act, are presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, it will provide the Staff with a copy of such written communication on a supplemental basis.

27.

We note you discuss 2019 and certain historical financial results and metrics throughout your filing while not consistently discussing those same financial results and metrics for 2020 or your most recent interim period. Please revise the filing throughout to discuss all historical periods within your disclosures, artwork, graphics and charts, as appropriate. Additionally, please revise to balance any revenue discussion with a discussion of your net income and losses.

Response: In response to the Staff’s comment, the Company has revised the disclosures throughout Amendment No. 1 as appropriate to discuss all applicable historical periods and to balance revenue discussion with a discussion of the Company’s net income (loss).

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We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Bahram Akradi, Chief Executive Officer, Life Time Group Holdings, Inc.

Thomas E. Bergmann, Chief Financial Officer, Life Time Group Holdings, Inc.

Erik Lindseth, General Counsel, Life Time Group Holdings, Inc.

Howard Sobel, Latham & Watkins LLP